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SEC FILE NUMBER
8-52280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EF Hutton, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

590 Madison Avenue, 39th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brad Wilder	646-300-2508	sfleishman@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Wilder, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EF Hutton, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Ryan J Whalen
Notary Public State of New York
No. 02WH6077567
Qualified in New York County
My Commission Expires April 15, 2027

Notary Public

Signature: B.WILDER

Title: Controller

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EF Hutton, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) EF Hutton, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which EF Hutton, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) EF Hutton, LLC stated that EF Hutton, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for private placements and investment banking deals. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
May 22, 2024

Nawrocki Smith LLP

EF Hutton, LLC

Financial Statements and Supplemental Information with Report of Independent Registered Public Accounting Firm

As of and for the Year Ended DECEMBER 31, 2023

EF Hutton, LLC

As of and for the year ended
December 31, 2023

Table of Contents

EF Hutton, LLC

Statement of Financial Condition
December 31, 2023

Assets		
Cash	$	401.632
Deposit with Clearing Broker		50,032
Prepaid expenses		561,622
Due from Related Party		275,219
Fixed assets, net		8,715
Other assets		2,755
Total assets	$	1,299,974
Liabilities and Member's Equity		
Accounts Payable		168,030
Total liabilities	$	168,030
Member's equity		
Total member's equity		1,131,944
Total liabilities and member's equity	$	1,299,974

See Accompanying Notes to Financial Statements

EF Hutton, LLC

Statement of Income
Year ended December 31, 2023

Revenue		
Commission income	$	2,376,671
Consulting fee income		138,609
Mutual fund fees		390,767
Interest income		105,009
Investment Banking – Commission Income		47,490,921
Investment Banking – Advisory Fees		938,333
Investment Banking – Expense Advances		3,383,893
Other revenue		2,014,372
Total revenue		56,838,575
Expenses		
Compensation and Benefits	$	5,628,803
Management/Fees		1,632,939
Investment Banking Expenses		41,369,223
Occupancy		288,167
Clearance fees		89,080
Technology and communications		270,381
Regulatory fees		196,187
Depreciation expense		46,663
Tax Expense		28,752
Professional Fees		1,173,893
Marketing and Firm Development		1,286,645
Insurance		173,760
Bad Debt		2,141,534
Other		933,102
Total expenses		55,259,129
Net Income		1,579,446

See Accompanying Notes to Financial Statements

EF Hutton, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2023

		Total Capital
Balance at January 1, 2023	$	2,574,269
Net Income		1,579,446
Distributions to Member		3,021,771
Balance at December 31, 2023	$	1,131,944

See Accompanying Notes to Financial Statements

EF Hutton, LLC

Statement of Cash Flows
Year ended December 31, 2023

Cash flows from operating activities:		
Net Income	$	1,579,446
Adjustments to reconcile net income to net cash		
Used in operating activities:		
Depreciation		46,663
Net Change in Operating Lease Liability		(14,339)
(Increase)decrease in operating assets:		
Accounts and Commission Receivable		3,546,824
Due from Clearing		594,885
Prepaid expenses		(275,840)
Due from Related Parties		(275,219)
Other Assets		70,651
Increase (decrease) in operating liabilities:		
Commissions Payable		(3,233,786)
Accounts payable and accrued expenses		(541,938)
Payable to related parties		(927,036)
Deferred clearing incentive		(659,145)
Net cash used in operating activities		(88,833)
Net Cash used in financing activities:		
Distributions to member		(3.021,771)
Net cash used in financing activities		(3,021,771)
Net decrease in cash and cash equivalents		(3,110,604)
Cash, cash equivalents and restricted cash - beginning of year		3,512,236
Cash, cash equivalents and restricted cash - end of year	$	401,632

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

EF Hutton, LLC (formerly known as Benchmark Investments, LLC. the "Company") is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"). The Company introduces its customers' business on a fully disclosed basis to a clearing broker, who clears and carries the Company's customer accounts. Additionally, the Company participates in underwriting activities involving the trading of securities related to IPOs, PIPEs, and private placements. Within the underwriting agreement, the Company may also be engaged in advisory services relating to mergers and acquisitions, tender offers, and the pricing of securities to be issued.

On November 8th, 2023, EF Holdings, LLC ("the Parent") entered into a member interest purchase agreement with Manhattan Harbor Capital, for the sale of 100% interest in its registered broker-dealer Benchmark Investments, LLC. The Company amended its operating agreement and completed the Change in Membership process with FINRA. On November 29th 2023, the Company was approved, by the State of Nevada, to change name from Benchmark Investments, LLC to EF Hutton, LLC. As of December 31st, 2023, the Company was wholly owned by the Parent.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

Deposit with Clearing Firm

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable.

Fixed Assets

Fixed Assets are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.
Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Income Taxes

The Company complies with Financial Accounting Standards Board ("FASB") ASC Topic 740, Income Taxes. The Company is not a taxpaying entity for federal, New York State and California tax reporting purposes; no provision for income taxes has been reflected in the accompanying financial statements as income or loss from the Company is included in the members individual tax returns. The Company believes that they have appropriate support for all tax positions taken, and as such, do not have any uncertain tax positions that are material to the financial statements.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2. Revenue Recognition and Revenue from Contracts with Customers

Revenue Recognition

Revenue is recognized in accordance with FASB ASC Topic 606, revenue from contracts with customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the

contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgements

Revenue from contracts with customers includes commission income, consulting fees and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Contractually, the Company earns trailing commissions on certain trail eligible assets ("Trail Commissions"). Trail Commissions are earned by carrying broker-dealers for ongoing support and shared with the Company as the introducing broker-dealer. The amount of the Trail Commission is based on a percentage of the current market value of the client's underlying investment holdings. Trail commissions are recognized over time in the months that the ongoing support services are performed. All revenue was recognized by the Company at a point in time on a trade date basis.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date

and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Marketing Reallowance. The Company earns marketing reallowance revenue, which is a fee paid to a securities firm that is not part of the underwriting syndicate that is bringing a new alternative product to the market. The amount of reallowance is typically a percentage of the sale of shares sold to investors. The reallowance fee typically covers the following marketing support services: providing internal marketing support personnel and marketing communications vehicles to assist the dealer manager in promoting the offering, responding to investors' inquiries concerning monthly statements, valuations, distribution rates, tax information, annual reports, redemption rights and procedures, assisting investors with redemptions, maintaining the technology to adequately service investors and preliminary and perpetual due diligence of the product. In 2023, revenue generated through marketing reallowance was $300,460 and is reflected in the Statement of Income.

Consulting Fees. The Company enters into contracts with other broker-dealers to provide analysis and guidance on financial transactions and earns fees associated with these services. In 202, revenue generated through consulting fees was $138,609 and is reflected in the Statement of Income.

<u>Investment Banking</u>

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that

performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2023, all amounts were immaterial.

3. Fixed Assets

Fixed Assets		
Furniture		53,718
Software		130,254
Total Fixed Assets	$	183,972
Accumulated Depreciation	$	175,257
Net Fixed Assets	$	8,715

4. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2023, the Company had net capital of $283,634 which was $183,634, in excess of its required net capital of $100,000.

6. Related Party Transactions

Prior to the change of ownership, the Company occasionally shares expenses with its Parent entity, Manhattan Harbor Capital, LLC ("MHC"), its affiliated broker dealer Kingswood Capital Partners, LLC ("KCP"), which were related through common ownership. After the change of ownership, the Company occasionally shares expenses with its Parent entity, EF Hutton Holdings, LLC. As of and for the year-end 2023, the Company incurred a total of $3,610,941.

At December 31, 2023, the Company had $275,219 due from EF Hutton Holdings for shared expenses related to professional fees and technology expenses.

The Company had an agreement with its managing member where the former pays the latter a fee of 3.5% of gross revenues as management fees ("Management Fee"). As of and for the year-end 2023, the Company incurred Management Fees of 1,632,939.

As of and for the year-end 2023, the Company incurred related party expense with KCP of 175,507 for shared expenses related to insurance and professional fees.

As of and for the year-end 2023, the Company incurred related party expense with MHC of 1,527,277 for shared expenses related to insurance and professional fees.

7. Contingencies and Concentration of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker,

monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business.

8. Subsequent Events

Events of the Company subsequent to December 31, 2023, have been evaluated through May 22nd, 2024 which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2023. No subsequent events were identified that require disclosure.

SUPPLEMENTAL INFORMATION

EF Hutton, LLC

Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Year ended DECEMBER 31, 2023

Net Capital		
Total Member's equity	$	1,131,944
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		561,622
Other non-allowable assets		286,689
Total deductions and/or charges		848,310
Net Capital	$	283,634
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		168,030
Total Aggregate Indebtedness	$	168,030
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	100,000
Excess net capital	$	183,634

There were no material differences between the net capital computation shown above and the net capital computation as presented on the Company's Form X-17A-5 Part IIA report dated December 31, 2023 as amended on May 14, 2024.

EF Hutton, LLC

Schedule II- Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Year ended DECEMBER 31, 2023

The Company is exempt from the determination of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

EF Hutton, LLC

Schedule III- Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended DECEMBER 31, 2023

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EF Hutton, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EF Hutton, LLC (the "Company") as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of EF Hutton, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as EF Hutton, LLC's auditor since 2020.

Hauppauge, New York
May 22, 2024

Nawrocki Smith LLP

EF Hutton, LLC
Exemption Report
Statement pursuant to Paragraph (d)(4) of Rule 17a-5

EF Hutton, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for private placements and investment banking deals, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

EF Hutton, LLC

I, David Boral, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________

Title: Chief Executive Officer

Reconciliation of "SIPC Net Operating Revenues and General Assessment

<u>Year ended DECEMBER 31, 2023</u>

	FOCUS Part IIA Line 9 (unaudited)	**Statement of Income (audited)**
Total revenue	56,836,409	56,838,575
Additions		
Deductions	841,416	841,416
SIPC Net Operating Revenues	55,994,993	55,997,159
General Assessment @ .0015	83,992	83,996